Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2006

Mr. Richard C. Vie
Chief Executive Officer
Unitrin, Inc.
One East Wacker Drive
Chicago, IL   60601

Re: Unitrin, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on February 1, 2006
File No. 001-18298

Dear Mr. Vie:

        We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Property and Casualty Insurance Business, page 2

Property and Casualty Loss and Loss Adjustment Expense Reserves, page 4

1.   It appears that you have significantly revised your estimate of loss reserves
        recorded in prior years. Your current disclosure such as in your segment
        discussion within management's discussion and analysis appears to address more
        about which lines of business were affected and not the actual reasons for the
        changes. Please revise Management's Discussion and Analysis to explain the

reason for your change in estimate. For each line of business, provide us in disclosure-type format the following:

- Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.
- Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
- Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

Item 9.A. Controls and Procedures, page 23

2.   You state that your management evaluated the effectiveness of your disclosure controls and procedures. However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to the Company required to be included in the Company's periodic filings under the Exchange Act." Please provide to us in disclosure type format a revised discussion that clearly indicates that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file is recorded, processed, summarized and reported. See Exchange Act Rules 13a-15(e) and 15d-15(e).

Management's Discussion and Analysis, Critical Accounting Estimates, page M-1

Property and Casualty Insurance Reserves and Loss Adjustment Expenses, page M-2

3.   We note your disclosure that your actuaries do not calculate a range of outcomes but calculate a number of estimates based on various actuarial methodologies applied. In addition to your current disclosures, please provide us in disclosure-type format the following information for all major lines of business:

- Describe the different values in the estimates produced by your actuaries and describe the method that was selected to calculate the reserves. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.
- Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated or, if not, how that estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.

- For those variables where reasonably likely changes could have a material effect, include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the key variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Life and Health Insurance, page M-16

2005 Compared with 2004, page M-16

4. Please explain to us how the statement here that premiums decreased due to lapsed policies from the hurricanes reconciles to your disclosure on page 12 under the heading "Lapse Ratio" that indicates your lapse ratios appeared to be flat for this segment.

Liquidity and Capital Resources, page M-21

5. As a supplement to your current disclosure, please provide us a discussion, in disclosure-type format, of the reasonably likely effect that the insurance subsidiaries' capacity and ability to pay dividends available for use by the parent company could have on the company's future liquidity and capital resources.

Contractual Obligations, page M-23

6. We note that you did not include the life and health insurance loss reserves to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations. Due to the significant nature of these liabilities to your business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please provide us in disclosure-type format your contractual obligation table to include the expected settlement of your life and health insurance loss reserves, gross of reinsurance. In addition, please include the property and casualty insurance reserves gross of reinsurance.

Financial Statements

Balance Sheet, page F-3

7. Please provide to us a breakdown of your "Life and Health" reserves between the two types of insurance. Further explain to us why it is not necessary to include a more detailed discussion that includes a table similar to what you provided in note

6 for your property and casualty insurance reserves for your health insurance
reserves.

Exhibit 13.3

8.   The inclusion of the measure "Adjusted Book Value Per Share" at the bottom of
        this table appears to represent a non-GAAP measure. Please explain to us why
        this presentation is appropriate.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing include all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;
*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant